AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 5, 2006

Post-Effective Amendment No. 6 to Registration Statement No. 333-52658

Post-Effective Amendment No. 1 to Registration Statement No. 333-110546

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-effective Amendment

to

FORM S-3

Registration Statement

Under the

Securities Act Of 1933

EMERSON ELECTRIC CO.

(Exact name of registrant as specified in its charter)

Missouri	43-0259330
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

8000 West Florissant Avenue, Station 3822, P.O. Box 4100

St. Louis, Missouri 63136

(Address of principal executive offices)

Registrant’s telephone number including area code: (314) 533-2000

Timothy G. Westman, Esq.

Vice President, Associate General Counsel and Assistant Secretary

Emerson Electric Co.

8000 West Florissant Avenue, Station 3822, P.O. Box 4100

St. Louis, Missouri 63136

(314) 553-3822

(Name, address and telephone number of Agent for service)

EXPLANATORY NOTE:

This post-effective amendment is filed pursuant to Rule 462(d) solely to add exhibits to the Registration Statements (File Nos. 333-52658 and 333-110546).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits.
Reference is made to the Exhibit Index.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on December 5, 2006.

EMERSON ELECTRIC CO.

By:	* W.J. Galvin
W.J. Galvin Senior Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment has been signed below on December 5, 2006 by the following persons in the capacities indicated:

Signature	Title
* D. N. Farr (D. N. Farr)	Chairman of the Board, Chief Executive Officer and Director
* W. J. Galvin (W. J. Galvin)	Senior Executive Vice President, Chief Financial Officer and Director
* R. J. Schlueter (R. J. Schlueter)	Vice President and Chief Accounting Officer

* A. A. Busch III (A. A. Busch III)	Director
* D. C. Farrell (D. C. Farrell)	Director
* C. Fernandez G. (C. Fernandez G.)	Director
* A. F. Golden (A. F. Golden)	Director

* R. B. Horton (R. B. Horton)	Director
* G. A. Lodge (G. A. Lodge)	Director
* V. R. Loucks, Jr. (V. R. Loucks, Jr.)	Director
* J. R. Menzer (J. R. Menzer)	Director
* C. A. Peters (C. A. Peters)	Director
* J. W. Prueher (J. W. Prueher)	Director
* R. L. Ridgway (R. L. Ridgway)	Director
(R. L. Stephenson)	Director
* By: /s/ W. Wayne Withers (W. Wayne Withers) Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Form of Underwriting Agreement Standard Provisions dated November 29, 2006

1.2	Form of Pricing Agreement (included in Exhibit 1.1)

5.1	Opinion of T. G. Westman, Esq.

25.1	Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939, of The Bank of New York Trust Company, N.A., as Trustee (successor to The Bank of New York)

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